

December 16, 2014

<u>Via E-mail</u>
Jerry Pascucci
President and Director, Sydling Futures Management LLC
Cavendish Futures Fund LLC
c/o UBS Alternatives LLC
1285 Avenue of the Americas, 13th Floor
New York, NY 10019

Re: Cavendish Futures Fund LLC
        Form 10-12G
        Response dated October 16, 2014
        File No. 000-55213

Dear Mr. Pascucci:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment 2 of our letter dated September 29, 2014 in which you indicate that Sydling does not anticipate exposure to swaps and/or forward contracts to exceed an aggregate of 10% of the Registrant's net assets. For clarification, please revise to include this disclosure in your registration statement or next periodic report.

2.   The staff of the Division of Investment Management has considered the response you provided to our Comment No. 2, which asked you to provide a detailed analysis of the Registrant's investment company status under the Investment Company Act of 1940. In your response, you made reference to the staff's letter to Peavey Commodities Futures Fund I, II, and III (Jun. 2, 1983) ("<u>Peavey</u>"), and contended that the Registrant was not primarily engaged in an investment company business because it expects to realize gains

and be exposed to risk of loss primarily in connection with its trading of commodity interests. Under <u>Peavey</u>, the staff indicated that although the anticipated source of gains and losses is an issue of "first importance," the activities of a company's officers and employees, its public representations, and its historical development are also relevant to the analysis. Please therefore expand your response to our Comment No. 2 in order to address these factors, as well as any other factors that you believe may be relevant.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Rakip, Staff Accountant, at 202-551-3573 or Jessica Barberich, Assistant Chief Accountant, at 202-551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Staff Attorney, at 202-551-3758 or me at 202-551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc: Daryl Dewbrey, Via E-mail
       Jennifer Magro, Via E-mail
       Rita Molesworth, Via E-mail